Therapix Biosciences Ltd.

5 Azrieli Center (Square Tower)

Tel-Aviv 6702501, Israel

December 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Therapix Biosciences Ltd. (CIK: 0001611746)
Registration Statement No. 333-214458 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Therapix Biosciences Ltd. hereby withdraws its request submitted on December 13, 2016, for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Therapix Biosciences Ltd.

By:	/s/ Dr. Elran Haber
Dr. Elran Haber, Chief Executive Officer